Exhibit 4.1

AMENDMENT TO THE

RIGHTS AGREEMENT

AMENDMENT, dated as of August 17, 2018 (this “Amendment”), between RPM International Inc., a Delaware corporation (the “Company”), and Equiniti Trust Company, a limited trust company organized under the laws of the State of New York, as rights agent (the “Rights Agent”), to the Rights Agreement, dated as of April 21, 2009 (the “Agreement”), between the Company and the Rights Agent.

RECITALS

WHEREAS, the Company desires to terminate the Rights issued pursuant to the Agreement;

WHEREAS, on October 8, 2009, the Company appointed Wells Fargo Bank, N.A., as Rights Agent, and Equiniti Trust Company is the successor to Wells Fargo Bank, N.A., under the terms of the Rights Agreement.

WHEREAS, pursuant to, and subject to the terms of, Section 26 of the Agreement, prior to the Distribution Date, the Company and the Rights Agent may supplement or amend any provision of the Agreement without the approval of any holders of certificates representing shares of Common Stock;

WHEREAS, the Distribution Date has not yet occurred, and the Board of Directors of the Company has determined that an amendment to the Agreement as set forth herein is desirable and the Company and the Rights Agent desire to evidence such amendment in writing;

WHEREAS, the Company has delivered to the Rights Agent a certificate stating that this Amendment complies with Section 26 of the Agreement and has directed the Rights Agent to amend the Agreement as set forth herein; and

WHEREAS, all acts and things necessary to make this Amendment a valid agreement, enforceable according to its terms, have been done and performed, and the execution and delivery of this Amendment by the Company and the Rights Agent have been in all respects duly authorized by the Company and the Rights Agent.

Accordingly, the parties hereto agree as follows (capitalized terms used but not defined herein have the meanings ascribed to such terms in the Agreement):

1.    Amendment of the Rights Agreement. Section 1(i) of the Rights Agreement is hereby amended and restated in its entirety as follows:

(i)    “Final Expiration Date” means August 17, 2018.

2.     Effectiveness. This Amendment shall be deemed effective as of the date first written above, as if executed on such date. Except as specifically amended by this Amendment, all other terms and conditions of the Agreement shall remain in full force and effect and are hereby ratified and confirmed.

3.    Miscellaneous. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. A signature to this Amendment executed and/or transmitted electronically shall have the same authority, effect, and enforceability as an original signature. If any term, provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated. The Rights Agent and the Company hereby waive any notice requirement under the Agreement pertaining to the matters covered by this Amendment.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and attested, all as of the date and year first above written.

RPM INTERNATIONAL INC.

By:	/s/ Edward W. Moore
	Name:	Edward W. Moore
	Title:	Senior Vice President, General Counsel and Chief Compliance Officer

EQUINITI TRUST COMPANY

By:	/s/ Martin J. Knapp
	Name:	Martin J. Knapp
	Title:	Vice President

2